

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2014

Via Email
Anil Arora
President and Chief Executive Officer
Yodlee, Inc.
3600 Bridge Parkway, Suite 200
Redwood City, California 94065

    Re: Yodlee, Inc.
              Draft Registration Statement on Form S-1
              Submitted March 21, 2014
              CIK No. 0001161315

Dear Mr. Arora:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   We will process your amendments without price ranges. Since the price range you select
        will affect disclosure in several sections of the filing, we will need sufficient time to
        process your amendments once a price range is included and the material information
        now appearing blank throughout the document has been provided. The effect of the price
        range on disclosure throughout the document may cause us to raise issues on areas not
        previously commented on.

3.   Please supplementally provide us with copies of any graphical materials or artwork you
        intend to use in your prospectus. Upon review of these materials, we may have further
        comments. Please refer to Question 101.02 of our Compliance and Disclosure
        Interpretations relating to Securities Act Forms available on our website.

4.   With respect to all third-party statements in your prospectus, such as from Celent, the
        Boston Consulting Group, and CEB Tower Group, please provide us with the relevant
        portion of the industry research reports you cite. To expedite our review, please clearly
        mark each source to highlight the applicable portion of the section containing the statistic,
        and cross-reference it to the appropriate location in your prospectus. Also, please tell us
        whether any of the reports were prepared for you or in connection with the offering.

5.   The exhibit list indicates that you intend to submit an application for confidential
        treatment for portions of certain exhibits. We will provide comments, if any, separately
        when we receive the application. Be advised that any such comments will need to be
        resolved prior to the effective date of the registration statement.

Prospectus Summary

6.   Please provide support for the assertion that you are "a leading technology and
        applications platform." For example, you should explain if your leadership is based on
        objective criteria such as market share.   Please also provide support for your statement
        that your "current network of financial institution customers alone reaches more than 100
        million end users."

7.   Please provide a balanced discussion of your financial condition. Consider disclosing the
        amount of your net losses over the past three years and your accumulated deficit as of
        December 31, 2013. Also consider disclosing that your increase in subscription revenue
        was offset by a decrease in revenue from professional services in 2013 and 2012.
        Further, specify the percentage amount of your revenues that have been derived from
        contractually-recurring revenues.

8.   Please expand the prospectus summary to disclose the interests of the principal
        shareholders and management. In this regard, we note your disclosure that the principal
        shareholders and management will continue to retain a majority of the voting power after
        completion of the offering and will continue to represent a majority of the board of
        directors.

Summary Consolidated Financial Data, page 15

9.   We note your use of net proceeds from this offering includes the repayment of outstanding balances under your credit facility. Please revise your pro forma net loss per share information to address the effect of the proceeds intended to be used for debt repayment. In this regard, you should disclose the effects of the interest expense adjustment and the number of shares issued in this offering whose proceeds will be used to repay the credit facility. Please ensure that the footnotes to your pro forma disclosures clearly support the calculations of both the numerator and denominator used in computing pro forma net loss per share. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X

Risk Factors

10.   Please include a separate risk factor highlighting the conflicts of interest and required participation of a qualified independent underwriter as a result of Bank of America holding a significant portion of your common stock. Also include such disclosure in the prospectus summary and underwriting section.

If sources from which we obtain information limit our access to such information…, page 23

11.   Please tell us what consideration you have given to discussing the material terms of any agreements or arrangements with financial institutions to receive data through structured data feeds and filing any such agreements as exhibits to the registration statement. We note your disclosure that you receive over 75% of data regarding customers, some of which are not your current customers, through structured data feeds.

If we are unable to maintain our payment network with third-party service providers…, page 30

12.   Please tell us what consideration you have given to identifying your single Originating Deposit Financial Institution (ODFI) in the prospectus, providing a description of the material terms of your agreement with the ODFI and your bill payment processors, and filing the agreements as exhibits to the registration statement.

Use of Proceeds, page 48

13.   We note that a portion of the proceeds will be used to repay your outstanding indebtedness under your credit facility. To the extent known, please provide more detail regarding the amounts that you will use to pay outstanding balances under your credit facility and the "general corporate purposes" for which the remainder of the net proceeds in this offering is intended to be used. This section does not require disclosure of definitive plans and it is acceptable to discuss preliminary plans.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 57

14.   Please consider revising your overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned in evaluating the company's financial condition and operating results. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. In this regard, please discuss any known material trends, demands, commitments, events and uncertainties regarding your customers and sources of revenue. For example, consider discussing whether management expects the revenues from professional services to decrease as implementation efficiencies increase. As a further example, if material, disclose the amount of the subscription and support revenue derived from committed minimums compared to usage-based fees under your customer agreements and discuss management's expectation as to when you may derive a more significant portion of your revenues from usage-based fees.

Components of Results of Operations

Revenue, page 62

15.   You state that customer contracts are "generally non-cancellable for some specified period and, to the extent that such contracts are cancelable before expiration of the term, they generally provide for payment of certain penalties and/or minimums." However, your disclosure on page 28 that "customers may have the right to terminate their contracts during the initial contract period" appears inconsistent with the description on page 62. Please advise.

Consolidated Results of Operations, page 65

16.   You indicate that the increase in subscription and support revenue was due primarily to an increase in your paid users. Please consider expanding the results of operations section to discuss the amount of revenue attributable from new paid users compared to existing paid users and the amount attributable to new customers compared to existing customers. Also tell us what consideration you have given to discussing revenues attributable to financial institution customers and Yodlee Interactive customers. See Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Comparison of the Years Ended December 31, 2011, 2012 and 2013

Provision for (Benefit from) Income Taxes, page 69

17.   We note the significant increase in your effective tax rate for 2013 and also note from your effective tax rate reconciliation disclosure on page F-33 that the primary reconciling item is the difference between foreign income tax rates and the U.S. statutory tax rate.

Please revise to describe further the nature of this difference as compared to fiscal years 2011 and 2012 in relation to foreign income from continuing operations before income taxes for each respective year. In this regard, revise to explain the impact on your effective income tax rates and obligations of having earnings in countries where you have different statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, you should revise to disclose this information and include a discussion regarding how potential changes in such countries' operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Liquidity and Capital Resources, page 71

18.   Please expand your disclosure to identify the lender of the credit facility and briefly describe the "certain financial and reporting covenants" under the credit facility. Also, please tell us whether you intend to file the credit facility under which you have $4.6 million outstanding as of December 31, 2013.

19.   We note your disclosure that all cash and cash equivalents of $8.1 million at December 31, 2013 was held in the United States. We also note your disclosure on page F-34 that the amount of accumulated unremitted earnings from your foreign subsidiaries was approximately $3.6 million as of this date. Please reconcile these two statements and explain any related restrictions on liquidity and operating activities at these locations.

Common Stock Valuations, page 78

20.   Please confirm that the comparable companies used in valuing your common stock were the same ones used to estimate expected volatility for valuing stock option grants. If this is not the case, please explain the basis for using a different set of companies.

Business, page 85

21.   We note your disclosure on page F-10 that the deferred revenue balance does not represent the total contract value of your multi-year subscription agreements. Please disclose the dollar amount of the backlog. See Item 101(c)(1)(viii) of Regulation S-K

Customers, page 97

22.   Please tell us what consideration you have given to disclosing the material terms of your contracts with Bank of America, N.A., a customer from which you generated 14.9% of your revenues in fiscal year 2013. Also tell us what consideration you have given to filing any agreements with Bank of America, N.A. as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Operations, page 103

23.   We note your disclosure on page 32 that you rely on data center and other service providers to deliver your solutions and operate your business. Please tell us what consideration you have given to filing any data center agreements as exhibits to this registration statement.

Executive Compensation, page 121

24.   Please confirm that you have disclosed all of the compensation for the executive officers under Item 402(m)(2)(iii) of Regulation S-K, which requires the disclosure of up to two individuals for whom disclosure would have been provided but for the fact that the individuals were not serving as executive officers at the end of fiscal year 2013. In this regard, we note that Michael Armsby, the Chief Financial Officer, joined the company in April 2013 but it is unclear whether the executive compensation of the former Chief Financial Officer of the company would have been required to be disclosed under Item 402(m)(2)(ii).

Certain Relationships and Related Party Transactions, page 138

25.   Please include a materially complete description of the Investor Rights Agreements, the Voting Agreement and the Co-Sale Agreement, including the identity of all of the members of the board of directors who are parties to the agreements.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

26.   We note your disclosure that during the year ended December 31, 2013, revenue for fixed-fee professional services arrangements was recognized under the proportional performance method as a result of developing a history of accurately estimating activity. Please explain your proportional performance methodology including the factors used to estimate the cumulative proportion of total service deliverables provided to date.

27.   We note on page 28 that your contracts with your customers include a non-refundable
        set-up fee. Please tell us your revenue recognition policy related to these set-up fees. In
        this regard, please tell us whether you have standalone value related to these set-up
        services and if so, how you determined you have standalone value.

Goodwill, page F-12

28.   We note your conclusion that as a result of your fourth quarter impairment examination,
        goodwill was not impaired at year end. Please tell us whether your conclusion was based
        on the qualitative test or if you performed the two-step quantitative test. Please also tell
        us your consideration for including disclosure of your goodwill impairment policy and
        the methodology and assumptions used in the Critical Accounting Policies and Estimates
        section.

Signatures, page II-4

29.   Please indicate who is signing the registration statement in the capacity of controller or
        principal accounting officer. Refer to the instructions to the signatures of Form S-1.

General

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in
accordance with our December 1, 2011 policy
(http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you
intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the
correspondence you submit on EDGAR, please properly mark that information in each of your
confidential submissions to us so we do not repeat or refer to that information in our comment
letters to you.

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Patrick Gilmore,
Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the
financial statements and related matters. Please contact Jan Woo, Attorney-Adviser, at (202)
551-3453 or me at (202) 551-3730 with any other questions.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director

cc: <u>Via Email</u>
         Chris F. Fennell, Esq.
         Wilson Sonsini Goodrich & Rosati